# BofA Securities Europe SA

Form SBSE-A

**Amendment - SBSE-A/A**

**December 11, 2025**

The following changes were made in this Amendment:

<u>Changes to Principals</u>

Paul Michael Donofrio – Added as Director

Giulia Flora Fitzpatrick – Added as Director